UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October  2009

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing  'Nine-month Interim Management Statement'

20 October 2009

Pearson nine-month Interim Management Statement

Rapid growth in digital and services businesses

Full-year guidance raised:

adjusted earnings now expected to be at or above 60 pence per share

Pearson, the international education and information company, is today providing an update on trading in the first nine months of 2009.

In spite of the tough economic environment, Pearson sustained its strong momentum in the third quarter. The FT Group and Penguin are performing in line with expectations and benefiting from their investments in innovative digital products and emerging markets. Our education business is performing ahead of expectations despite challenging conditions in US School publishing. In education we are gaining significant market share, with substantial growth in digital services and continued expansion into new market segments and geographies.

For the first nine months, Pearson increased sales by 20% in headline terms (up 2% at constant exchange rates) and operating profit by 19% (up 3% at CER).

The fourth quarter is a vital selling season in education and consumer publishing and we continue to see tough trading in some of our markets. However, Pearson is trading ahead of expectations and we now expect full year adjusted earnings to be at or above 60 pence per share, assuming that the current exchange rate of £1:$1.64 prevails in the fourth quarter.

Marjorie Scardino, chief executive, said: "We began 2009 in a cautious mood, wary of the impact of the global economic crisis on our company. We have now seen enough of it to say that, though no part of Pearson has been untouched, the company as a whole has proved its strength. We have steadfastly pursued a strategy based on quality content, digital innovation, new markets and efficiency gains. As we look towards 2010, we intend to be even more aggressive in these areas - especially new services and fast-growing markets."

Highlights for the first nine months of 2009

In education, we continue to accelerate our transformation from book publisher to the leading global learning technology and services company.

In North America, this strategy is enabling us to gain share and grow faster than expected, with headline sales growth of 30% in the first nine months (CER growth of 4%). We are also benefiting from the integration of the Harcourt Assessment business and the creation of a single North American education company serving students and educators from pre-school to adulthood.

We have continued to see weak conditions for the US School publishing industry caused by state budget pressures and a lower new adoption market opportunity. However, Pearson outperformed the US School publishing market, which declined by 21% in the first eight months of the year according to the Association of American Publishers. Our digital curriculum programmes such as enVisionMATH have helped us take a 37% share of new adoptions where we competed, delivering our strongest overall competitive performance for a decade. Encouraged by the very strong take-up of our early digital curriculum programmes, we are investing in a series of new technology services ahead of the expected rebound in the adoption market from 2010.

In Assessment and Information, we continue to achieve good growth and over the next 12 months will release a series of new online services designed to help teachers assess individual student learning needs and manage the day-to-day tasks of instruction and school administration.

Our Higher Education business is having an exceptional year, buoyed by healthy market conditions (industry sales up 11% in the first eight months, according to the AAP) and our leadership in the rapidly-growing digital learning segment. For instance, more than 2.5m students have enrolled in an online course provided by eCollege in the first nine months, an increase of almost 30% over last year. Almost five million college students have registered for our subject-specific digital learning services, an increase of almost 40% on last year.

International Education continues to be a significant growth opportunity. For the first nine months, sales are up 18% on a headline basis and 10% at CER. As in North America, we are benefiting from strong demand for assessment services, higher education materials and digital learning tools. Our good growth in Latin America, Southern Africa, the Gulf region and the UK has been partially offset by weaker market conditions in Spain and Japan. We are particularly encouraged by our progress and possibilities in China, through our network of 67 English language schools; in Africa through our newly-created and market-leading Pearson Southern Africa; and in India through our recently-announced partnerships with Educomp and TutorVista. We are also growing through the increasing popularity of our vocational qualifications, the launch of new services such as the Pearson Test of English and the international roll-out of highly successful learning technologies such as the MyLabs and Fronter. In the first nine months, MyLab registrations outside North America were up more than 70% on the same period last year to more than 330,000.

In Professional Education (headline sales up 18%; CER sales down 1%), good demand for professional testing and certification is being offset by tough trading conditions in the retail professional and technology publishing market. In September we announced that our driving test contract for Great Britain and North Ireland has been extended for a further three years. With the Graduate Management Admissions Test and the recent contract extension for the NCLEX nursing examination, our three largest professional testing contracts run to 2013 or after.

At the FT Group (headline sales up 10%; CER sales down 3%), our resilient subscription revenues are helping us to weather the severe advertising downturn. In FT Publishing, the Financial Times continued to face a weak market for financial and corporate advertising in the third quarter, but it is benefiting from its long-term strategy of earning premium revenues from users for valued content in print and online. FT.com's innovative frequency-based pricing model, launched in 2007, has helped build an audience of 1.6m registered users and a paying base of more than 121,000 subscribers, up 22% on the same period last year. Mergermarket's geographic mix, product breadth and subscription-based business model is helping to mitigate continued challenging conditions in some of its markets. FTSE continues to see good growth in both its subscription and asset-based businesses. At The Economist Group, advertising remains weak but subscription and content revenues continue to grow. Interactive Data will report its third quarter results on 29 October.

At Penguin, headline sales were up 12% (CER sales down 4%) as the expected tough retail market conditions were largely offset by a good publishing performance, strong growth in eBook sales (up almost fourfold and with almost 12,000 eBooks now available) and good growth in international markets such as South Africa. Third quarter publishing highlights included continued strong sales of The Help by Kathryn Stockett and the Sookie Stackhouse novels by Charlaine Harris; Jamie's America by Jamie Oliver, Ooh! What a Lovely Pair by Ant and Dec, and Juliet, Naked by Nick Hornby. Penguin is making a series of organisational changes designed to strengthen its publishing, reduce costs and accelerate growth in digital formats and emerging markets.  The fourth quarter is an important selling season in consumer publishing and Penguin has a strong line-up of bestselling authors including Patricia Cornwell (The Scarpetta Factor), Greg Mortenson (Stones into Schools), Eoin Colfer (And Another Thing, the sixth book in the Hitchhikers Guide to the Galaxy trilogy) and Marian Keyes (The Brightest Star in the Sky).

Balance sheet  At the start of 2009, Pearson's opening net debt was £1,460m, giving a net debt/EBITDA ratio of 1.7x and interest cover of 8.7x. Our net debt peaked in June at £1,860m, following the normal seasonal build-up of working capital in the first half of the year. At the end of September net debt was £1,685m, similar to last year's levels.

Exchange rates  Pearson generates around 60% of its sales in the United States, and each five cent change in the average £:$ exchange rate for the full year (which in 2008 was £1:$1.85) has a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first nine months of 2009 was £1:$1.54 (compared to £1:$1.95 in the first nine months of 2008) and the closing rate at the end of September was £1:$1.63).

Revenue growth analysis: first nine months of 2009

	Headline	CER	Underlying
North American Education	30%	4%	3%
International Education	18%	10%	3%
Professional Education	18%	-1%	-1%
Pearson Education	25%	5%	3%
FT Publishing	-8%	-14%	-14%
Interactive Data	*	*	*
FT Group	10%	-3%	-5%
Penguin	12%	-4%	-2%
Total	20%	2%	1%

 * Interactive Data will report Q3/9 months results on 29 October

ENDS

For more information:

Luke Swanson/ Simon Mays-Smith/ Charles Goldsmith               + 44 (0)20 7010 2310

Notes:

Throughout this statement, Constant Exchange Rate (CER) growth rates are based on continuing operations, excluding the impact of currency movements. Underlying growth rates exclude the impact of both currency movements and portfolio changes.

Forward looking statements:

Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements.  In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated costs savings and synergies and the execution of Pearson's strategy, are forward looking statements. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future.  There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements, including a number of factors outside Pearson's control.  These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents.  Any forward looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   20 October, 2009

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary